JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

May 5, 2010

Via Messenger and edgar submission

Karen Garnett, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Brent Oil Fund, LP Amendment No. 6 to Registration Statement on Form S-1 Filed May 5, 2010 Registration No. 333-162015

Dear Ms. Garnett:

On behalf of the United States Brent Oil Fund, LP  (the “Registrant”), we are providing the Registrant’s responses to your comments of April 30, 2010 to our response letters filed on April 26 and April 27, 2010.  Each of your comments is set forth below, followed by the Registrant’s response.

General

1.
We note your response to comment 1 of our letter dated April 23, 2010; however, we are unable to agree that no obligation is created until the registration statement has been declared effective and the initial authorized purchaser has purchased an initial creation basket.  Section 3.3 of the limited partnership agreement that you have entered into with Kellogg Capital Group states that the initial limited partner “shall purchase the initial Creation Basket at an initial offering price per Unit equal to $50 per Unit.  Kellogg Capital signed this agreement as initial limited partner on April 12, 2010.  It appears that all remaining conditions to Kellogg’s purchase of the units are outside of its control and that we should view execution of the limited partnership agreement as a sale for purposes of Section 2(a)(3) and Section 5 of the Securities Act of 1933.  Refer to the Division of Corporation Finance Compliance and Disclosure Interpretations, Securities Act, Question 134.03.  If you have already sold the shares to Kellogg Capital, it is not appropriate to include them on this registration statement.  Please tell us how you plan to proceed with this aspect of your offering and revise the disclosure as appropriate.

Karen Garnett, Esq.
May 5, 2010

Response:  As discussed in our phone call on May 4, 2010, the Registrant and Kellogg Capital Group, the Initial Limited Partner, have entered into a Second Amended and Restated Limited Partnership Agreement that removes the language noted in your comment.  Kellogg Capital Group did not intend to be bound to purchase the initial creation basket from the Registrant, and the Second Amended and Restated Limited Partnership Agreement reflects this.  The registrant confirms that no units have been sold to Kellogg Capital Group and no units will be sold to any entity prior to the effective date of the registration statement.

What is the Plan of Distribution, page 71

2.
Your response letter dated April 26, 2010 states that the sale of units to Kellogg Capital is part of the distribution facilitated by the Initial Authorized Purchaser.  Please revise to describe Kellogg Capital’s participation in the offering and clarify that Kellogg Capital is a statutory underwriter.

Response: Since Kellogg Capital Group has no obligation to purchase the initial creation basket from the Registrant, the Registrant has not identified Kellogg Capital Group as a statutory underwriter in the prospectus.  As stated in the prospectus, Authorized Purchasers, including the initial Authorized Purchaser, other broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in a distribution in a manner that would render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act of 1933.  The Registrant believes that this disclosure adequately includes any activities of Kellogg Capital Group or any other purchaser of units from an Authorized Purchaser that may render any such entity to be deemed a statutory underwriter.  As disclosed in the prospectus, the Initial Authorized Purchaser is expected to purchase the initial creation basket and, as a result, is identified as a statutory underwriter.  We believe that it is premature to identify any other party as an underwriter.  Failure to name a party as an underwriter in the prospectus does not preclude a later determination that such party may have engaged in activities that would render it to be deemed a statutory underwriter.

Notwithstanding the above, pursuant to our call on May 5, 2010, the Registrant will include disclosure in its final prospectus under Rule 424(b)(3) of the Securities Act of 1933 to make it clear that any purchaser who purchases units from an Authorized Purchaser with a view towards distribution of such units may be deemed to be a statutory underwriter.

Karen Garnett, Esq.
May 5, 2010

Financial Statements and Notes
United States Commodity Funds LLC and Subsidiaries

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies

Deferred offering costs, page F-19

3.
We have considered your response to comment 3.  Given that United States Commodity Funds LLC (GP) is not the issuer and will not receive proceeds from the offerings of the Funds, it does not appear that you have provided a basis in GAAP for charging the offering costs to member’s equity, instead of expense, in the financial statements of the GP.  Please clarify.

Response: United States Commodity Funds LLC (the “USCF”) began funding the initial offering costs of its investment partnerships, beginning with the United States Natural Gas Fund, LP and including the United States Gasoline Fund, LP, the United States Heating Oil Fund, LP, the United States 12 Month Oil Fund, LP, the United States Short Oil Fund, LP, the United States 12 Month Natural Gas Fund, LP, the United States Brent Oil Fund, LP and the United States Short Natural Gas Fund, LP (the “Funds”).  Accounting Standards Codification Topic 820 (“ASC 820”) defines the treatment of offering costs, but ASC 820 only refers to the treatment of these costs to the issuer. ASC 820 does not address the treatment of these costs when paid by another entity on behalf of the issuer.  The Internal Revenue Service’s position as upheld in a tax court decision (FMR Corp., et al. v. Commissioner, 110 TC 402, Code Sec(s) 162; 195; 263. 1998) (“FMR”) is that, in the case of a sponsor of mutual funds who pays the costs of raising capital on behalf of its funds, such offering costs are to be capitalized and amortized to expense by the sponsor over the life of the respective fund.  However, since the life of a mutual fund is considered indefinite, the IRS determined that these costs should be capitalized until the fund is terminated or closed.

The respective Amended and Restated Agreements of Limited Partnership for each of the Funds does not provide a finite period of existence and the life of each of the limited partnerships is, therefore, considered indefinite. As a result, USCF had three options:  (1) to expense offering costs over some expected life (the future expected life or benefit derived from the Funds, such as future cash flows to be received), (2) leave the offering costs capitalized on USCF’s balance sheet until the Funds are terminated or closed, or (3) follow the treatment as provided under ASC 820 (following the rationale of FMR, as if USCF were the issuer) and defer these costs to equity when the offering is complete (i.e., when the Fund’s registration statement is declared effective by the SEC).

USCF selected what it believes to be the most conservative approach from a balance sheet perspective, that is to charge these costs to its equity when the Fund’s registration statement is declared effective by the SEC and fully remove the deferred offering costs from its balance sheet, as opposed to selecting a period to amortize these cost to expense over some expected life, which could be 15 or more years, in the opinion of management.

Karen Garnett, Esq.
May 5, 2010

In addition, we note that USCF is not the registrant in the proposed offering, and its financial statements are only included in the registration statements of the Funds to present its viability as a general partner of the Funds. In accordance with Section 2805.2 of the Division of Corporation Finance’s Financial Reporting Manual, USCF, as the general partner of the Funds, is only required to provide its audited balance sheet in the registration statements filed by the Funds, and USCF believes that the approach it has taken with respect to offering costs of the Funds is the most conservative approach from a balance sheet perspective.

Finally, regardless of whether the costs are charged to equity or amortized to expense, the effect on the balance sheet is the same.  Capitalized costs for all of the Funds are presented on USCF’s balance sheet as deferred offering costs and total approximately $450,000 and $350,000 as of December 31, 2009 and 2008, respectively.  If USCF did not select the guidance under ASC 820 and amortized such costs over the future life of the Funds (assuming a 15 year amortization period), the deferred offering costs capitalized on USCF’s balance sheet would be in excess of $1,000,000.  Such assets would be intangible assets that would not go to the viability of USCF and would represent a significant portion of total assets on USCF’s balance sheet.

USCF is not aware of any guidance under GAAP that directly addresses how a third party should treat offering expenses paid on behalf of an issuer and believes, therefore, that the approach it has taken, as described above, is the most conservative approach from a balance sheet perspective.

*                      *                       *

We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:           Nicholas D. Gerber
W. Thomas Conner, Esq.